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Reyets

Civil rights and safety app — Protect, Know your rights and document abuse

REYETS.COM WASHINGTON DISTRICT OF COLUMBIA


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Record the Truth, Know & Protect your Rights, All with One Tap.
REYETS



Over 25 years ago as a 17 year old college freshmen, I was arrested. A white female student I had never met accused me of assaulting her. I assumed the justice system would protect my innocence if I fully complied with the officer. Unaware of my rights, I was wrong. The injustices continue with police brutality, my mission is to fix it.

Wa'il Ahshowwaf CEO + Cofounder @ Reyets

Why you may want to support us...

1. High impact potential to solve and immediate and pressing problem
2. Talented team with a track record
3. Unique application of technology
4. High Growth Potential (cannot be guaranteed)

Why investors ❤ us

WE'VE RAISED $25,000 SINCE OUR FOUNDING



The app fulfills an unmet need in the market place. There are no other apps that currently address what has become an emerging issue. There is no more pressing issue right now.

The business model is sound and current projections are conservative. There is a large market for the app and the model allows for easy access for potential customers. It also positions the app for multiple high influencers to endorse and support the use of the app. This will further enhance the value.

Gerald Bruce Executive Vice President, VIRPAX Pharmaceuticals

LEAD INVESTOR | INVESTING $25,000 THIS ROUND & $25,000 PREVIOUSLY

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Wa'il Ahshowwaf
CEO + Cofounder
Helped over 500 founders build and launch startups.



Ibrahem AlHaidari
COO + Cofounder
- Cofounded a successful telecom startup over 10y ago. - Achieved financial independence at the age of 39.



Berker Hazar
Cofounder

In the news


THE BUSINESS JOURNALS
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Reyets


VIDEOS
AUDIO
RIGHTS
REPORTS
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OUR MISSION

Empower citizens with the tools and knowledge to capture the truth.

Amplify voices so the truth can be seen and heard by the world.

Act on injustice and hold power account


FAST COMPANY
2018
WORLD
CHANGING
IDEAS
AWARD
REYETS

OUR VISION

Imagine a more just world. We do. We're a tech company, but we're also citizens. We value an equitable, just society, and think technology can be used for the good of all - as an agent for positive social change. That's why we put our skills and know-how to work on Reyets. We are creating the fastest and most secure way to record video, document high-risk situations and instantly know your rights. Then share and act on your beliefs.

While some situations go from bad to worse in the blink of an eye, you can rest easier knowing we've got your back. We want to help you capture the truth and broadcast it almost instantly around the globe, to wake up the world. The new civil rights movement has started, and Reyets was made to protect and help as you take part.


Why we built Reyets? (meet the team)
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A CHANGE IS GONNA COME,
THE NEXT CIVIL RIGHTS
LIKE OURS ARE LEADING THE WAY.
WWW.REYETS.COM

HOW IT WORKS

If you are one of the 77 percent of Americans who own a smartphone, then there's a good chance that every time you leave the house, you carry with you the most powerful tool for police accountability that exists today.

The Reyets app gives you the power to uncover and broadcast the truth with the tap of a button you'll stream, record video and know your rights to help you understand and navigate a potentially volatile situation.


NOMINATION OF THE WEEK: REYETS
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Reyets beta demo 31818
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FOR OUR
ACTION

Investor Q&A

— COLLAPSE ALL

What does your company do?

We help people protect their civil rights and stay safe using technology. The Reyets app gives you the power to uncover and broadcast the truth with the tap of a button, you'll stream, record video and know your rights to help you understand and navigate a potentially volatile situation.

Where will your company be in 5 years?

Our goal is to be the worlds leading platform for civil rights protection and community policing. We will power civic tech products and platforms around the globe so that all people will have equal access and opportunity to assert and ensure their rights. Reyets has world changing potential as the backbone of supporting a new system that is more just. With that goal in mind, we expect to be a multi billion dollar company that has the power to enrich peoples lives.

Why did you choose this idea?

Over 25 years ago as a 17 year old college freshmen, I was arrested. A white female student I had never met accused me of assaulting her. I assumed the justice system would protect my innocence if I fully complied with the officer. Unaware of my rights, I was wrong. The injustices continue with police brutality, my mission is to fix it.

How will you make money?

We intend to make money in 3 ways:
1) Collecting referral fees from lawyers
2) Affiliate fees from partnering with Non for profits
3) In app purchases to unlock additional languages/ features

What would make users want to use your app, vs the default camera app?

A camera phone is just a tool to record. It does not give you insight into what to do before, during or after an incident and limited in how it can help.

Where you rights violated? Who should you reach out to for help? How do you share this with the press? Where to find a lawyer? Reyets answers these questions and gives you a clear course of action to act upon your beliefs.

A person using the Reyets app to record is better informed and thus reducing uncertainty can better avert risk. They are able to quickly alert contacts about their whereabouts, situation and share the situation with the public.

I saw a press release form 2018, did you launch the app already?

The founder of Linkedin famously said: "If you're not embarrassed by the first version of your product, you've launched too late". We took this approach to heart and decide to release our first beta in 2018 as soon as we could. This has allowed is to gather insights and real world data on how thousands of users are interacting with Reyets, so we don't waste valuable time and resources building features no one wants.

So, yes an early version of the app has been released on iOS.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

When we first pitched the idea of Reyets, police brutality and civil rights violations where on the rise. However at the time many investors, felt like "video taping the police" was a fad, and an activity that was dangerous to do and questioned the legality and safety of it.

We held a different view, and saw this as the new normally and that in fact the problem was growing.

Today if you are one of the 77 percent of Americans who own a smartphone, then there's a good chance that every time you leave the house, you carry with you the most powerful tool for police accountability that exists today.

Of course in 2020 the issues haved reached boiling point with the brutal murder of George Floyd and many others. We also now have decisive court decisions that affirms citizens rights to document police activity using cellphone cameras. We know that this is not a fad, as more communities, organizations and government entities encourage and train its people on how to safely protect their rights, document and report incidents.

What's unique about your company?

Most organizations trying to solve this problem are approaching it from a social, legislative reform side, such as not for profits and government organizations.

In stark contrast we have the expertise and know how to leverage technology to create what we belive will be rapid and sustainable change.

As a result first and foremost we are a Tech company, with a mission: Protect Peoples Civil Rights Using Technology.

Today we are using mobile technology to protect civil rights. In the future we will continue to develop technology using AR, VR, AI and other applications of technology to solve this problem.

Why did you choose to be a for profit business, given the social cause of Reyets.

Organizations such as the ACLU, NAACP and other have been instrumental in driving change. However they are reliant on donors to fund and sustain their missions.

We believe that we have a compelling business model, that would allow us to pursue and address the problems more effectively and with greater autonomy.

In other words we believe in, doing well by doing good.

What are your plans for expanding the team?

It's easy for any company to say diversity and inclusion is a priority, so we don't want to just say it, we want to commit to it. We are actively seeking women and people from underrepresented groups to join the Reyets team.

When will a Reyets be available on Android?

We anticipate within 3 months after our fundraising we will be able launch an Android version of the app.

What is your track record as a team?

We are childhood friends and have know each other for over 30 years. Each of us on the team has had a corporate career with Fortune 500 companies. More importantly we have each built, run and launched successful businesses, including a startup studio focused on helping early stage founders form under represent groups build and launch startups (unstucklabs.com).

We are passionate about what we do and think it is important that we use our experience to create a sustainable, profitable company that is a force of good in the world.